Exhibit 6.5

EXECUTIVE CONSULTING AGREEMENT

THIS AGREEMENT is dated March 06, 2024.

BETWEEN:

Endless Corporation, an Oklahoma Corporation with an office in Tulsa, Oklahoma

(hereinafter referred to as the “Company”)

AND:

Green Life Consultants, LLC (“GLC”), a Nevada Limited Liability Company with an office in Las Vegas, Nevada

(hereinafter referred to as the “Consultant”)

WHEREAS:

A.	The Company wishes to engage the Consultant to provide certain management services pursuant to the terms of this Agreement and the Consultant wishes to provide the services referred to herein.

NOW THEREFORE in consideration of the premises, the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the parties hereby covenant and agree as follows:

1.	DEFINITIONS

For the purposes of this Agreement, the following terms shall have the following meanings:

1.1	“Board” means Board of Directors of the Company.

1.2	“Cause” includes:

(a)	the failure of the Consultant to properly carry out the Services;

(b)	the failure of the Consultant to adhere to the policies of the Company after notice by the Company of the failure to do so and an opportunity for the Consultant to correct the failure within 30 days from the date of receipt of such notice;

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

(c)	the Consultant’s dishonesty, misappropriation, willful misconduct, theft, fraud or gross negligence in the carrying out of the Consultant’s duties, or involving the property, business, reputation or affairs of the Company;

(d)	the Consultant’s conviction of a criminal or other statutory offence;

(e)	the Consultant’s breach of a fiduciary duty owed to the Company;

(f)	the Consultant’s refusal to follow the lawful written direction of the board of directors of the Company; or,

(g)	any material breach by the Consultant of the obligations, representations, warranties, and covenants contained in this Agreement or the Confidentiality Agreement.

1.3	“CFO” means Chief Financial Officer.

1.4	“ Payment and Compensation Clause” means the payments set out in Schedule “A” to this Agreement and forming part of this Agreement.

1.5	“Consulting Termination Date” means the date of termination of this Agreement pursuant to Section 4.

1.6	“Disability” means the mental or physical state of the Consultant such that the Consultant has been unable as a result of illness, disease, mental or physical disability or similar cause to fulfil the Consultant’s obligations under this Agreement either for any consecutive six-month period or for any period of 12 months (whether or not consecutive) in any consecutive 24-month period.

1.7	“Services” has the meaning ascribed to it in Section 2

2.	SERVICES TO BE PROVIDED

2.1	The Company hereby engages the Consultant to provide consulting services (the “Services”), to be provided exclusively by the Consultant to the Company and such subsidiaries as the Company has and may have, as follows.

(a)	The Consultant will provide Mr. Tim Lozott’s services as CFO of the Company who shall have such authority and power, and responsibilities, as are customary for the position of CFO in corporations of similar size as the Company.

(b)	Mr. Lozott shall be responsible for the accounting and finances of the Company and its subsidiaries.

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

(c)	In connection with the Company’s Initial Regulation A Offering, these Services shall include, but are not limited to initiation, negotiation, review, execution, and approval of contracts related to the Regulation A Offering and required services in order to effect such an offering. These contracts may be with other consultants and third parties, with the Consultant having all related authority to initiate, review, negotiate, and execute said contracts on behalf of the Company, and the right and ability on behalf of the Company to terminate and enter into contracts for legal, accounting, marketing, and for any and all other service contracts for services related to the Regulation A Offering.

(d)	The Consultant’s duties will be otherwise as determined by the Board from time to time consistent with the foregoing.

(e)	The Consultant may seek and obtain advice and recommendation to agreements as necessary for the financial betterment of the Company from the CEO but shall operate at the direction of the Board.

(f)	The Consultant may assist the Company with capital raise(s), but continued services under this Agreement shall not in any way be contingent on Consultant’s ability to raise Capital for the Company. However, fees and renumeration related to capital raise services shall not be included in the Consulting Fees of this agreement and will be contracted under a separate consulting services agreement.

2.2	The Company will provide the Consultant with the appropriate level of resources and information to perform such duties, and the Consultant shall be reimbursed for fees and expenses approved by the Board.

2.3	The Consultant will report directly to the Board and will keep the Board informed of all matters concerning the Services as requested by the Board from time to time.

2.4	The Consultant acknowledges that he may be required to travel to provide the Services.

2.7	The Consultant recognizes and understands that, in performing the duties and responsibilities of CFO as provided in this Agreement, he will occupy a position of fiduciary trust and confidence, pursuant to which he will develop and acquire experience and knowledge with respect to all aspects of the way the Company’s business is conducted. Without limiting the generality of the foregoing, Mr. Lozott must observe appropriate standards of loyalty, good faith, and avoidance of conflicts of duty and self-interest. It is the intent and agreement of the parties that such knowledge and experience will be used solely and exclusively in furtherance of the business interests of the Company and not in any manner that would be detrimental to it.

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

3.	REMUNERATION, EXPENSES AND VACATION

3.1	Until the termination of this Agreement, the Company will pay the Consultant the Consulting Fees for services rendered.

3.2	The Consultant will be responsible for all costs associated with the performance of the Services, except as provided in Section 3.3.

3.3	The Consultant must maintain detailed expense records and will be reimbursed by the Company for the following:

(a)	All reasonable travel expenses incurred by the Consultant in providing the Services; and,

(b)	Reasonable out of pocket documented costs incurred by the Consultant actually, necessarily, and properly while providing the Services.

3.4	The Consultant will be eligible to participate in any stock option plan and periodic bonuses granting options to purchase common shares of the Company as determined by the Board.

3.5	The Consultant and Mr. Lozott shall not be entitled to an annual paid vacation or employee benefits.

4.	TERM AND TERMINATION

4.1	The effectiveness of this Agreement and the commencement of its term are subject to and conditional upon approval of his Agreement by the Company’s Board of Directors.

4.2	The term of this Agreement is indeterminate.

4.3	The Company and the Consultant acknowledge and agree that this Agreement may be terminated in the following ways:

(a)	Until the end of the first twelve months following the Date of this Agreement:

(i)	by the Consultant on one (1) month prior notice to the Company;

(ii)	by the Company on one (1) month prior notice to the Consultant;

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

(c)	Following the end of the first twelve months following the Date of this Agreement:

(i)	by the Consultant on three (3) months prior notice to the Company;

(ii)	by the Company on three (3) months prior notice to the Consultant, or payment in lieu thereof at mutual agreement of the parties;

(iii)	by the Company for the reason of the death or Disability of Mr. Lozott without prior notice and without further obligation to the Consultant.

4.4	Upon termination of this Agreement for any reason, the Consultant must, upon receipt of any portion of the Consulting Fees then due and owing together with all expenses allowed under Section 3.3, promptly deliver as soon as reasonably possible the following in accordance with the direction of the Company:

(a)	A final accounting, reflecting the balance of expenses allowed under Section 3.3 but not invoiced by the Consultant while providing the Services as of the date of termination;

(b)	All documents in the custody of the Consultant that are the property of the Company, including but not limited to all books of account, correspondence and contracts; and,

(c)	All equipment and any other property in the custody of the Consultant that are the property of the Company.

5.	INDEPENDENT CONTRACTOR RELATIONSHIP

5.1	It is expressly agreed that the Consultant is acting as an independent contractor in performing the Services under this Agreement and that the Consultant is not an employee of the Company.

5.2	The Consultant need only devote such portion of the Consultant’s time to provision of the Services as is necessary to complete the Services. Consultant may from time to time take reasonable personal time off for sickness, family leave, jury duty, holidays, vacation and the like.

5.3	The Consultant is not precluded from acting in any other capacity for any other person, firm or company provided that such other work does not, in the reasonable opinion of the Board, conflict with the Consultant’s duties to the Company.

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

5.4	The Consultant represents and warrants that:

(a)	It has the right to perform the Services without violation of its obligations to others;

(b)	It is not bound by any agreement or obligation to any other party that will conflict with its obligations as a consultant of the Company; and

(c)	All advice, information, and documents provided by the Consultant to the Company while providing the Services may be used fully and freely by the Company.

5.5	Subject to section 3, The Consulting Fees will be the whole of the Consultant’s compensation for providing the Services. For clarity: unless required by law, the Company will not pay any contribution to a pension plan, retirement plan, employment insurance or federal and state withholding taxes, or provide any other financial contributions or benefits with regard to the Consultant.

5.6	The Consultant is solely responsible for the Consultant’s payment of taxes and similar requirements under the federal or state laws, while it is providing the Services.

5.7	The Company shall indemnify the Consultant, to the maximum extent permitted by applicable law and the Company’s constating documents against all claims, losses, damages, liabilities, costs, charges and expenses, including legal fees, incurred or sustained by the Consultant in connection with any action, suit or proceeding to which he may be made a party by reason of being an officer, director, employee or consultant of the Company or of any subsidiary or affiliate of the Company or any other corporation for which the Consultant serves in good faith as an officer, director, or employee at the Company’s request. This Section will survive termination of this Agreement.

6.	GENERAL PROVISIONS

6.1	Assignability

(a)	No party may assign this Agreement without the written agreement of the other party.

(b)	In the event that the Company completes a business combination with a successor company or changes its name, this Agreement will continue in full force and effect between the Consultant and the newly amalgamated or named company (the “New Company”). The Company must make it a condition of any such transaction that the New Company agrees to be bound by this Agreement.

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

6.2	Authorization. The Company represents and warrants that it is fully authorized and empowered to enter into this Agreement and perform its obligations hereunder, and that performance of this Agreement will not violate any agreement between the Company and any other person, firm or organization nor breach any provisions of its constating documents or governing legislation.

6.3	Consultant’s Obligations

(a)	No Conflicting Obligations. The Consultant will not, in the performance of the Services:

(i)	improperly bring to the Company or use any trade secrets, confidential information, or other proprietary information of any other party; or

(ii)	knowingly infringe the property rights of any other party.

(b)	Non-Solicitation. The Consultant agrees that, for a one (1) year period following the Consulting Termination Date, he must not, without the consent of the Board by resolution, engage in any solicitation of: (i) clients or customers of the Company to purchase products or services provided by the Company; or (ii) the retainer of employees or independent contractors of the Company.

(c)	Confidential information.

(ii)	Use of Confidential Information by Consultant

The use of Confidential Information by the Consultant and Company pursuant to this Agreement is governed by the Confidentiality Agreement.

(iii)	Restriction on Advertising and Publicity by Consultant

The Consultant agrees it shall not make reference to the Company, its subsidiaries or affiliates, or any registered trade names or trademarks of any of the Company, its subsidiaries or affiliates, in any advertising, publication, promotional material or publicity release without the prior consent of the Company.

(d)	Consent to Enforcement. The Consultant confirms that all restrictions in this Section 6.3 and the Confidentiality Agreement are reasonable and valid, and any defenses to the strict enforcement thereof by the Company are waived by the Consultant. Without limiting the generality of the foregoing, the Consultant hereby consents to an injunction being granted by a court of competent jurisdiction in the event that the Consultant is in breach of any of the provisions stipulated in this Section 6.3 or the Confidentiality Agreement.

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

The Consultant hereby expressly acknowledges and agrees that injunctive relief is an appropriate and fair remedy in the event of a breach of any of the said provisions.

(e)	The Consultant’s obligations contained in this Section 6.3 and the Confidentiality Agreement will remain in effect in accordance with their terms and continue in full force and effect despite any breach, repudiation, alleged breach or repudiation, or termination of this Agreement.

6.4	No other Agreement. This Agreement cancels and supersedes any existing agreement or other arrangement between the Company and the Consultant and contains the entire agreement and obligation between the parties with respect to their respective subject matter.

6.5	Amendment or Waiver.

(a)	This Agreement may not be amended unless such amendment is agreed to in writing and signed by the Consultant and an authorized officer of the Company.

(b)	No waiver by either party hereto of any breach by the other party hereto of any condition or provision contained in this Agreement to be performed by such other party will be deemed a waiver of any similar or dissimilar condition or provision. Any waiver must be in writing and signed by the Consultant or an authorized officer of the Company, as the case may be.

6.6	Compliance with Policies and Laws. The Consultant agrees to abide by all the Company’s policies and procedures, including without limitation, the Company’s code of conduct. The Consultant also agrees to abide by all laws applicable to the Company, in each jurisdiction that it does business, including without limitation securities and regulations governing publicly traded companies.

6.7	Governing Law. This Agreement will be construed and interpreted in accordance with the laws of the Oklahoma and the federal laws of the United States applicable therein and will be treated in all respects as an Oklahoma contract. The parties hereto irrevocably attorn to the courts of competent jurisdiction of Oklahoma.

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

6.8	Notices. Any notice required or permitted to be given under this Agreement must be in writing and will be properly given if delivered to the following:

(a)	in the case of the Company:

Endless Corporation

3810 South Elwood Ave Tulsa, OK 74107

(b)	in the case of the Consultant:

Green Life Consulting, LLC

309 Finsbury Ct Las Vegas, NV 89148

(c)	in the case of Mr. Lozott:

Tim Lozott

309 Finsbury Ct Las Vegas, NV 89148

Any notice so given will be conclusively deemed to have been given or made on the day of delivery, if delivered, or if faxed, upon the date shown on the delivery receipt recorded by the sending facsimile machine.

6.9	Severability. If any provision contained herein is determined to be void or unenforceable for any reason, in whole or in part, it must not be deemed to affect or impair the validity of any other provision contained herein and the remaining provisions will remain in full force and effect to the fullest extent permissible by law.

6.10	Further Assurances. Each of the Consultant and the Company will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents and things as the Consultant or the Company may reasonably require for the purposes of giving effect to this Agreement.

6.11	Counterparts/Facsimile Execution. This Agreement may be executed in several counterparts and each counterpart will together constitute one original document.

6.12	References. All references to “Section” or “Schedule” in this Agreement refer to sections or schedules of this Agreement.

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

Endless Corporation

Per:	/s/ Travis Dahm
Travis Dahm, Secretary

Green Life Consulting, LLC

Per:	/s/ Tim Lozott
Tim Lozott, Managing Member

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

Schedule “A”

1.	Payment and Compensation Clause

a. Monthly Compensation Company agrees to pay Consultant a total monthly fee of $20,000 (twenty thousand U.S. dollars) for 80 hours of work each month.

b. Bank Transfer Payment Company shall pay $10,000 (ten thousand U.S. dollars) of the monthly fee via bank transfer to Consultant’s designated account on or before the first day of each month.

c. Stock Payment The remaining $10,000 (ten thousand U.S. dollars) of the monthly fee shall be paid in the form of Restricted Stock, with each share priced at the company’s current valuation of $20,000,000 and share structure, which is equivalent to $200 (two hundred dollars) per share. Therefore, Consultant will receive up to 50 shares of such stock for each month of Services. These shares shall have a value of no less than $1,500,000 (one million five hundred thousand U.S.dollars) upon any conversion or exchange of shares required to reorganize and/or restructure the Company’s share structure in preparation for the Company’s initial Regulation A offering. These shares will be delivered to Consultant upon the Securities and Exchange Commission (SEC) review of the Company’s Form 1-A and Offering Statements are declared qualified by the SEC with a notice of qualification being issued.

d. Stock Payment Limitation and Compensation Adjustment The stock-based portion of the compensation described in subsection (c) is limited to a maximum of six months. After the sixth month, the entire monthly fee will be paid in cash via bank transfer or other mutually agreed-upon methods. Therefore, starting from the seventh month, the monthly cash compensation will increase to $20,000 (twenty thousand dollars) and be paid on or before the first day of each month. If this Agreement is extended or renewed beyond the six-month period, the compensation structure will continue with the adjusted cash-only payment.

2.	Stock Bonus Clause

a. Stock Bonus Award Consultant is eligible to earn Restricted Stock equivalent to $1,500,000.00 (one million five hundred thousand U.S.dollars) (“Restricted Bonus Stock Award”), with the stock price per share to be equal to the price per share determined in the Company’s initial Regulation A Offering, and subject to meeting the milestones outlined in this clause.

EXECUTIVE CONSULTING AGREEMENT ENDLESS CORPORATION AND GREEN LIFE CONSULTANTS

b. Milestone Achievements and Bonus Shares Consultant will receive Restricted Bonus Stock Awards upon the Company achieving the following fundraising milestones from its initial Regulation A offering:

$18,750,000 Fundraising Milestone: Consultant will be awarded $375,000 (three hundred seventy-five thousand U.S. dollars) worth of Restricted Stock Shares, with a price per share equal to the price per share determined in the Company’s Initial Regulation A Offering.

$37,500,000 Fundraising Milestone: Consultant will be awarded $375,000 (three hundred seventy-five thousand U.S. dollars) worth of Restricted Stock Shares, with a price per share equal to the price per share determined in the Company’s Initial Regulation A Offering.

$56,250,000 Fundraising Milestone: Consultant will be awarded $375,000 (three hundred seventy-five thousand U.S. dollars) worth of Restricted Stock Shares, with a price per share equal to the price per share determined in the Company’s Initial Regulation A Offering.

$75,000,000 Fundraising Milestone: Consultant will be awarded $375,000 (three hundred seventy-five thousand U.S. dollars) worth of Restricted Stock Shares, with a price per share equal to the price per share determined in the Company’s Initial Regulation A Offering.

c. Timing of Restricted Bonus Stock Award and Restrictions Upon achievement of each fundraising milestone in the Company’s initial Regulation A Offering, the Restricted Bonus Stock Award will be issued to Consultant within 14 days. However, these Restricted Bonus Stock Award Shares cannot be sold, transferred, or otherwise liquidated for a period of 24 months from the date of issuance. After the 24-month restriction period, the shares become freely tradable, subject to any additional conditions outlined in the Company’s stock plan or as required by applicable laws and regulations.

Consultant agrees to comply with all applicable rules and regulations regarding the Restricted Bonus Shares, including but not limited to any requirements outlined in the Company’s stock plan or by regulatory authorities. If the Agreement is terminated for cause before the end of the 24-month restriction period, the Restricted Shares will vest to the Consultant pro-rata, based on the number of months of service performed during the restriction period, and consultant forfeits any rights to the unvested shares.

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